EXHIBIT 99.1
Response to the requested disclosure from KSE
regarding POSCO’s plan for developing metallurgic coal
The Company reviewed metallurgic development opportunities at Heilongjiang in China with other companies. But our plan for developing metallurgic coal has delayed since Chinese Government doesn’t announce guideline for privatization of coal mines. When any other decision is made, the disclosure will be made within 6 months.
Others:
Date of disclosure related with: 2006. 9. 26